UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)1

Babcock & Wilcox Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

05614L 20 9

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 13, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05614L 20 9

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,005,459
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,005,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,005,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 05614L 20 9

1	NAME OF REPORTING PERSON

SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,005,459
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,005,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,005,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 05614L 20 9

1	NAME OF REPORTING PERSON

SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,005,459
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,005,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,005,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 05614L 20 9

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,005,459
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,005,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,005,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 05614L 20 9

1	NAME OF REPORTING PERSON

STEEL EXCEL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,005,459
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,005,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,005,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 05614L 20 9

1	NAME OF REPORTING PERSON

STEEL PARTNERS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		56,626
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

56,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 05614L 20 9

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		56,626
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

56,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 05614L 20 9

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 46,275,057 Shares outstanding, which is the total number of Shares outstanding as reported in the Form 10-Q filed by the Issuer on August 8, 2019.

As of the close of business on the date hereof, Steel Excel owned directly 5,005,459 Shares, constituting approximately 10.8% of the Shares outstanding. By virtue of their relationships with Steel Excel discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Excel.

As of the close of business on the date hereof, SPL owned directly 56,626 Shares, constituting less than 1% of the Shares outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 5(c) is hereby amended to add the following:

(c)       The transactions in the Shares by the Reporting Persons since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market.

9

CUSIP No. 05614L 20 9

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2019	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Douglas B. Woodworth,
Douglas B. Woodworth, Senior Vice President and Chief Financial Officer

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Douglas B. Woodworth,
Douglas B. Woodworth, Senior Vice President and Chief Financial Officer

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Douglas B. Woodworth,
Douglas B. Woodworth, Senior Vice President and Chief Financial Officer

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Douglas B. Woodworth,
Douglas B. Woodworth, Senior Vice President and Chief Financial Officer

10

CUSIP No. 05614L 20 9

STEEL EXCEL INC.

By:	/s/ Douglas B. Woodworth,
Douglas B. Woodworth, Treasurer

STEEL PARTNERS LTD.

By:	/s/ Mario Marcon
Mario Marcon, Chief Financial Officer

/s/ Mario Marcon
Mario Marcon as Attorney-In-Fact for Warren G. Lichtenstein

11

CUSIP No. 05614L 20 9

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 9 to the Schedule 13D

Shares of Common Stock (Sold)	Price Per Share($)	Date of Sale

Steel Excel inc.

(12,987)	$3.8287	07/24/2019
(105,124)	$3.7296	07/25/2019
(13,616)	$3.7093	07/26/2019
(1,000)	$3.7740	07/29/2019
(2,664)	$3.6533	07/30/2019
(13,601)	$3.6732	07/31/2019
(40,621)	$3.7417	08/01/2019
(11,718)	$3.6785	08/02/2019
(51,324)	$3.6687	08/07/2019
(23,881)	$3.7096	08/08/2019
(9,373)	$3.7133	08/09/2019
(5,800)	$3.7003	08/12/2019
(251,360)	$3.7204	08/13/2019
(407,200)	$3.7031	08/16/2019